Filed by Consolidated Communications Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: FairPoint Communications, Inc.

Commission File No.: 001-32408

CCI Employee Announcement (email and Intranet)

Date:	December 5, 2016
Subject:	Consolidated Communications to acquire FairPoint Communications
From:	Bob Udell

I am very pleased to announce today Consolidated Communications has signed a definitive agreement to acquire FairPoint Communications (Nasdaq: FRP), a telecommunications provider serving 17 states with its largest network in northern New England.

This acquisition brings together two similar companies, both focused on growing core network services and providing quality services and support to our customers.

As we look to the future and the joining together of our companies – our robust fiber networks, our expertise and our resources – we believe we can better compete and achieve even greater growth potential and opportunity. As the ninth largest fiber provider in the U.S, we will be well positioned as a combined company to be the leading provider of advanced business and broadband communication solutions.

We expect to close on the acquisition by mid-2017. I understand all of you will have questions, and we will share more details on the integration plan and process in the coming months. You can access the press release and an employee frequently asked questions document on the Intranet. In addition, we have created a public landing page at www.consolidated.com/fairpoint to which customers and other external stakeholders can be directed.

The press release mentions an investor call that will take place later this morning. We ask that employees do not dial in to this conference call. A replay of the call will be available later today that you are welcome to access on the Investor Relations section of the Consolidated website.

While it is an exciting time for both Consolidated Communications and FairPoint, please remember that we will continue to operate as independent companies until the transaction closes. It’s important to remain focused on our priorities and continue to operate business-as-usual.

Thanks as always for your ongoing contributions to our business, and the great care you provide our customers.

Consolidated Communications to Acquire FairPoint
Employee FAQ:

1.	Who is FairPoint and what is their service area?
FairPoint Communications, Inc. (Nasdaq: FRP) provides advanced data, voice and video technologies to consumers, businesses and carriers across 17 states. Leveraging their own fiber-based ethernet network — with more than 21,000 route miles of fiber, including approximately 17,000 route miles of fiber in northern New England — FairPoint has the network coverage, scalable bandwidth and transport capacity to support enhanced applications, including the next generation of mobile and cloud-based communications, such as small cell wireless backhaul technology, voice over IP, data center colocation services, managed services and disaster recovery. For more information, visit www.FairPoint.com.

2.	How many employees do they have?
FairPoint has approximately 2,600 employees.

3.	What markets do they serve?
FairPoint operates in 17 states including: Alabama, Colorado, Florida, Georgia, Illinois, Kansas, Ohio, Oklahoma, Massachusetts, Maine, Missouri, New Hampshire, New York, Pennsylvania, Virginia, Vermont, Washington (17 states). Their headquarters is located in Charlotte, North Carolina.

4.	What services do they provide?
FairPoint provides similar services to residential, business and carrier customers. Services include: Internet, Phone, TV Services, business voice and data services.
Additionally, FairPoint has partnered with a leading energy provider to bring customers in Maine and New Hampshire a fixed-rate electricity supply plan that offers 5% cash back to customers.

5.	What does the combined company look like?

	Consolidated Communications	FairPoint	Pro Forma Combined
Revenue	$755M (TTM)	$836M (TTM)	$1.5 B
Adjusted EBITDA	$313M	$308M	$621 M (w/ synergies)
Fiber route miles	14,100	21,000	35,100
Service Area	11 states: CA, IA, IL, KS, MN, MO, ND, PA, SD, TX, WI	17 states: AL, CO, FL, GA, IL, KS, MA, ME, MO, NH, NY, OH, OK, PA, VA, VT, WA	24 states: AL, CA, CO, FL, GA, IA, IL, KS, MA, ME, MN, MO, NH, ND, NY, OH, OK, PA, SD, TX, VA, VT, WA, WI
Employees	1,800	2,600	4,400
On-net buildings	5,500	3,000	8,500

6.	What approvals are required before the deal closes?
Closing is subject to Hart Scott Rodino clearance, routine FCC regulatory approvals (state Public Utility Commissions) and a shareholder vote by both companies. We expect the transaction to close by mid-2017.

7.	When will we integrate the operations?
Once we have closed on the purchase, which we are anticipating will occur by mid-2017, we will make plans to integrate the operations. The CCI Integration Management Office (IMO) will lead the project to integrate operations. It will be business as normal for FairPoint until we close on the acquisition.

8.	Who should I direct a media or investor call to inquiring about this announcement?
If you receive any media or investor questions, please refer them to Jennifer Spaude, Sr. Director of Corporate Communications and Investor Relations, investor@consolidated.com, ph 507-386-3765.

Safe Harbor

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this filing are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of the Company and FairPoint, both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of Consolidated Communications Holdings, Inc. (the “Company”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements.

These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by the Company, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of the Company and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of the Company and FairPoint, including economic and financial market conditions generally and economic conditions in the Company’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the Company’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of the Company for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A—Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of the Company and FairPoint. Many of these circumstances are beyond the ability of the Company and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of the Company and FairPoint . These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of the Company or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this filing. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of the Company and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the Company and FairPoint will file relevant materials with the SEC. The Company will file a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and FairPoint and which also constitutes a prospectus of the Company. The Company and FairPoint will mail the final joint proxy statement/prospectus to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The joint proxy statement/prospectus and other relevant documents that have been or will be filed by the Company and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.

The Company, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus the Company and FairPoint will file with the SEC when it becomes available.